UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number: 001-39177

Sound Group Inc.

(Exact Name of Registrant as Specified in Its Charter)

60 Anson Road,

Mapletree Anson,

#09-01/02,

Singapore 079914

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F ☒ Form 40-F ☐

Change in Registrant’s Certifying Accountants

Sound Group Inc. (the “Company”) announced the dismissal of PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the Company’s independent registered public accounting firm, and appointment of Enrome LLP (“Enrome”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2023, effective July 9, 2024. The appointment of Enrome and dismissal of PwC have been approved by the audit committee of the Company’s Board of Directors.

Enrome succeeds PricewaterhouseCoopers Zhong Tian LLP (“PwC”), the Company’s previous independent registered public accounting firm. The reports of PwC on the Company’s consolidated financial statements for each of the fiscal years ended December 31, 2021 and 2022 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During each of the fiscal years ended December 31, 2021 and 2022 and the subsequent period through July 9, 2024, there have been no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreements in its report on the consolidated financial statements, and there have been no “reportable events” as the term is described in Item 16F(a)(1)(v) of Form 20-F, other than as disclosed in this Form 6-K. In the same periods, the Company was advised by PwC of the following outstanding material weakness in its internal control over financial reporting: lack of sufficient financial reporting and accounting personnel with appropriate experience of U.S. GAAP and SEC reporting requirements, which was disclosed in the Company’s form 20-F for the fiscal year ended December 31, 2022.

In addition, during the course of audit of our financial statements for the year ended December 31, 2023, PwC informed the Company of an issue it had identified which gave rise to its concern over the substance and recoverability of a cash balance of US$ 12.8 million. PwC further advised the Company to carry out further investigation beyond the current assessment performed by the management, and that it would have been necessary to expand significantly the scope of audit and if PwC had expanded the scope of that audit, information may have come to its attention that, if further investigated, may have materially impacted the fairness or reliability of previously issued financial statements and financial statements to be issued. Due to the change in auditor, PwC did not expand the scope of its audit or conduct further investigation.

As of the date of the dismissal of PwC, it had not yet completed the 2023 annual audit procedures.

The matters described above constitute reportable events. The audit committee of the Company’s Board of Directors has discussed all reportable events above with PwC and the Company has authorized PwC to respond fully to the inquiries made by Enrome concerning these reportable events.

The Company had provided PwC with a copy of the disclosure it is making in this Current Report on Form 6-K and requested from PwC a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosure. A copy of PwC’s letter dated July 9, 2024 is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sound Group Inc.

Date: July 9, 2024	By:	/s/ Jinnan (Marco) Lai
		Name:	Jinnan (Marco) Lai
		Title:	Chief Executive Officer, Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Letter of PwC dated July 9, 2024 regarding change in independent registered public accounting firm
99.2	Press release entitled “Sound Group Inc. Announces the Appointment of Enrome as Independent Auditor”

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